Exhibit 12.1
Bookham, Inc.
Schedule of Ratio of Earnings to Fixed Charges

	Nine Months Ended	Year Ended		Six Months Ended	Year Ended
(Amounts in thousands)	March 31, 2007	July 1, 2006	July 2, 2005	July 3, 2004	December 31, 2003	December 31, 2002	December 31, 2001

Loss before income taxes:	$(68,478)	(99,246)	(247,957)	(67,580)	(129,186)	(164,938)	(164,370)

Add: Fixed charges	$596	5,365	6,325	1,851	3,719	1,127	1,043

Loss as Adjusted	$(67,882)	(93,881)	(241,632)	(65,729)	(125,467)	(163,811)	(163,327)

Fixed Charges	$596	5,365	6,325	1,851	3,719	1,127	1,043
Preferred dividends	$—	—	—	—	—	—	—

Total combined fixed charges and preferred stock dividends	$596	5,365	6,325	1,851	3,719	1,127	1,043

Deficiency of earnings to cover fixed charges	$(68,478)	(99,246)	(247,957)	(67,580)	(129,186)	(164,938)	(164,370)

Deficiency of earnings to cover fixed charges and preferred stock dividends	$(68,478)	(99,246)	(247,957)	(67,580)	(129,186)	(164,938)	(164,370)

Ratio of earnings to fixed charges (1)	$—	—	—	—	—	—	—

(1)	Earnings were insufficient to cover fixed charges